July 27, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tracey McKoy

Kevin Kuhar

Kasey Robinson

Laura Crotty

Re:	Rani Therapeutics Holdings, Inc.

Registration Statement on Form S-1

Submitted July 9, 2021, as amended

File No. 333-257809

Acceleration Request

Requested Date: July 29, 2021

Requested Time: 4:00 p.m., Eastern Daylight Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), BofA Securities, Inc., Stifel, Nicolaus & Company, Incorporated, Cantor Fitzgerald & Co. and Canaccord Genuity LLC, as representatives of the several underwriters, hereby join Rani Therapeutics Holdings, Inc. in requesting that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-257809) (the “Registration Statement”) to become effective on July 29, 2021, at 4:00 p.m., Eastern Daylight Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours,

BofA Securities Inc.

By:	/s/ Michael Liloia
Name:	Michael Liloia
Title:	Director

Stifel, Nicolaus & Company, Incorporated

By:	/s/ Nathan Thompson
Name:	Nathan Thompson
Title:	Director

Cantor Fitzgerald & Co.

By:	/s/ Sage Kelly
Name:	Sage Kelly
Title:	Head of Investment Banking

Canaccord Genuity LLC

By:	/s/ Eugene Rozelman
Name:	Eugene Rozelman
Title:	Managing Director

cc:	Talat Imran, Rani Therapeutics Holdings, Inc.

Edwin M. O’Connor, Goodwin Procter LLP

Deepa M. Rich, Goodwin Procter LLP

Shoaib A. Ghias, Goodwin Procter LLP

Josh Seidenfeld, Cooley LLP

Mark B. Weeks, Cooley LLP

[Signature Page to Acceleration Request]